FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on July 22, 2025, OceanPal Inc. (the “Company”) closed a public offering (the “Offering”) of 10,975,600 units, each unit consisting of one common share, par value $0.01 per share, of the Company (“Common Share”) and one Class C Warrant to purchase one Common Share (the “Class C Warrant”), at a price per unit of $1.64 (the “Offering Price”), pursuant to an underwriting agreement with Maxim Group LLC (the “Underwriter”), dated July 21, 2025. The Underwriter was granted a 45-day option to purchase from us up to 1,646,340 additional Common Shares at the offering price of $1.63 per share and/or up to 1,646,340 Class C Warrants at a purchase price of $0.01 per Class C Warrant (the “Over-allotment Option”).

On July 24, 2025, the Underwriter partially exercised the Over-allotment Option to purchase an additional 1,646,340 Class C Warrants.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: July 25, 2025	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer